

April 12, 2017

Denver Lough
Chief Executive Officer
PolarityTE, Inc.
4041-T Hadley Road
S. Plainfield, New Jersey 07080

      Re: PolarityTE, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed March 28, 2017
              File No. 333-215816

Dear Mr. Lough:

      We have limited our reviewe of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements and Supplementary Data

1.   We note that your merger with PolarityTE NV was approved by stockholders on March 10, 2017 and then closed on April 5, 2017. Please provide a pro forma balance sheet as of the most recent interim period to reflect this transaction. We refer you to Rule 11-01(a)(8) of Regulation S-X. In addition, please include an introductory paragraph that briefly describes the transaction and the pro forma adjustments. We refer you to Rule 11-02(b)(2) of Regulation S-X.

Denver Lough
PolarityTE, Inc.
April 12, 2017
Page 2

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3735
with any questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Harvey Kesner, Esq.
        Sichenzia Ross Ference Kesner LLP